# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MIND CTI LTD, CIK 0001119083
CUSIP: M70240102
Title of class of securities: Ordinary Shares, nominal value NIS 0.01 per share
Address of issuer's principal executive offices: INDUSTRIAL PARK BUILDING 7, YOQNEAM ILIT ISRAEL, Israel (L3), 20692
Date of event which requires filing of this statement: 02/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001994334

## Reporting persons
- A-6684 Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 1,100,000; sole dispositive power 0; shared dispositive power 1,100,000; aggregate amount beneficially owned 1,100,000 (5.5% of the class)
- A-6684 Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0.1% of the class)
- Holland Moran Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (1% of the class)
- Mordechai Rapaport: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; sole voting power 15,000; shared voting power 1,310,000; sole dispositive power 15,000; shared dispositive power 1,310,000; aggregate amount beneficially owned 1,325,000 (6.5% of the class)

## Item 1. Issuer
Name of issuer: MIND CTI LTD
Address of issuer's principal executive offices: INDUSTRIAL PARK BUILDING 7, YOQNEAM ILIT ISRAEL, ISRAEL, 20692

## Item 2. Person Filing
Name of person filing:
(i) A-6684 Ltd. is the sole owner of Holland Moran.

(ii) A-6684 Capital Ltd.

(iii) Holland Moran Ltd.

(iv) Mordechai Rapaport is the sole owner of A-6684 Capital and, through various investment vehicles controls, A-6884 Ltd and Holland Moran. Mr. Rapaport also personally owns 15,000 shares.
Address of principal business office or, if none, residence:
(i) The principal executive office of A-6684 Ltd. is Mikha 24, Tel Aviv, 6311130 Israel.
(ii) The principal executive office of A-6684 Capital is Mikha 24, Tel Aviv, 6311130 Israel.
(iii) The principal executive office of Holland Moran is Avraham Giron 15, Yehud-Monosson, 5621729 Israel.
(iv) The principal executive office of Mr. Rapaport is Mikha 24, Tel Aviv, 6311130 Israel.
Citizenship:
(i) A-6684 Ltd. was organized in Israel.
(ii) A-6684 Capital was organized in Israel.
(iii) Holland Moran was organized in Israel.
(iv) Mr. Rapaport is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) A-6684 Ltd. owns 1,100,000 Ordinary Shares.

(ii) A-6684 Capital Ltd. owns 10,000 Ordinary Shares.

(iii) Holland Moran Ltd. owns 200,000 Ordinary Shares.

(iv) Mordechai Rapaport owns 15,000 Ordinary Shares.
Percent of class:
(i) For Mr. Rapaport: 6.58%.
(ii) For A-6684 Ltd.: 5.47%.
(iii) For A-6684 Capital: 0.05%.
(iv) For Holland Moran: 0.99%.
Sole power to vote or to direct the vote:
(A) For Mr. Rapaport: 15,000 Ordinary Shares.
(B) For A-6684 Ltd.: 0 Ordinary Shares.
(C) For A-6684 Capital: 0 Ordinary Shares.
(D) For Holland Moran: 0 Ordinary Shares.
Shared power to vote or to direct the vote:
(A) For Mr. Rapaport: 1,325,000 Ordinary Shares.
(B) For A-6684 Ltd.: 1,100,000 Ordinary Shares.
(C) For A-6684 Capital: 10,000 Ordinary Shares.
(D) For Holland Moran: 200,000 Ordinary Shares.
Sole power to dispose or to direct the disposition:
(A) For Mr. Rapaport: 15,000 Ordinary Shares.
(B) For A-6684 Ltd.: 0 Ordinary Shares.
(C) For A-6684 Capital: 0 Ordinary Shares.
(D) For Holland Moran: 0 Ordinary Shares.
Shared power to dispose or to direct the disposition:
(A) For Mr. Rapaport: 1,325,000 Ordinary Shares.
(B) For A-6684 Ltd.: 1,100,000 Ordinary Shares.
(C) For A-6684 Capital: 10,000 Ordinary Shares.
(D) For Holland Moran: 200,000 Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A attached.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The members of the group are A-6684 Ltd., A-6684 Capital, Holland Moran and Mr. Rapaport.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Identification of Relevant Subsidiary

A-6684 Ltd. is the parent holding company of, and holds 100% of the equity interests in, Holland Moran Ltd. Both entities are companies organized under the laws of Israel.

## Signatures
- A-6684 Ltd.: Mordechai Rapaport, Chairman & CEO (02/03/2025)
- A-6684 Capital Ltd.: Mordechai Rapaport, Sole Owner & CEO (02/03/2025)
- Holland Moran Ltd.: Mordechai Rapaport, Chairman (02/03/2025)
- Mordechai Rapaport: Mordechai Rapaport, Mr. Mordechai Rapaport (02/03/2025)